UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 001-33085

RR MEDIA LTD.
(Translation of registrant’s name into English)

RR Media Building, Hanegev Street, POB 1056 Airport City 7019900, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On April 12, 2016, a special general meeting of shareholders (the “Special Meeting”) of RR Media Ltd (“RR Media”) approved, by the applicable requisite majority under Israeli law, each of the proposals brought before the shareholders of RR Media at the Special Meeting. The proposals included a merger proposal pursuant to which, by way of statutory merger, RR Media will merge with a wholly-owned, indirect subsidiary of SES S.A, a Luxemburg company. As a result of the merger, if and when consummated in accordance with its terms, RR Media’s shareholders will be entitled to receive US $13.291 in cash consideration (subject to the withholding of any applicable taxes) for each Ordinary Share, par value NIS 0.01 per share, held by them, and RR Media will cease to be a public company.

Each of the proposals approved at the Special Meeting was described in the Proxy Statement, dated March 17, 2016 (the “Proxy Statement”), that was annexed as Exhibit 99.1 to RR Media’s Report of Foreign Private Issuer on Form 6-K that it furnished to the Securities and Exchange Commission on March 17, 2016 (the “Form 6-K”). The contents of the Form 6-K are incorporated by reference herein.

The information set forth in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into RR Media’s Registration Statements on Form S-8 (SEC File No’s. 333-140936, 333-175357, 333-183324, 333-191111 and 333-205184) and Form F-3 (SEC File No. 333-180580), and is to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Form 6-K may include statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to statements about the expected completion of the proposed Merger with Parent and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, and RR Media’s plans, objectives and expectations for future operations, including its projected results of operations. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements are based upon RR Media’s s management's current estimates and projections of future results or trends. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) RR Media  may not be able to satisfy all of the conditions to the closing of the proposed transaction; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) RR Media’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction related matters; (4) the outcome of any legal proceedings related to the proposed transaction; (5) RR Media may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (7) difficulties in  recognizing benefits of the proposed transaction; (8) the proposed transaction may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the transaction on relationships with customers, distributors and suppliers; (10) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all; and (11) the potential requirement for RR Media to pay a termination fee in connection with its failure to consummate the Merger. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC. These forward-looking statements are made only as of the date hereof, and RR Media undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RR MEDIA LTD.

Date: April 13, 2016	By:	/s/ Orna Naveh
	Name:	Orna Naveh
	Title:	General Counsel and Company Secretary